FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April 2008

Commission File Number 000-30224

CRYPTOLOGIC LIMITED
Alexandra House The Sweepstakes Ballsbridge Dublin 4

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F                       Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 9, 2008	CRYPTOLOGIC LIMITED /s/ Stephen Taylor Stephen Taylor Chief Financial Officer

2

FOR IMMEDIATE RELEASE

Symbol: TSX: CRY & CXY; NASDAQ: CRYP; LSE: CRP

CRYPTOLOGIC ENTERS FAST-GROWING

KOREAN CASUAL GAMES MARKET

E-gaming software leader to invest in Korean game developer Mobilebus Inc.

April 9, 2008 (Dublin, IRELAND and Seoul, KOREA) – CryptoLogic Limited, a world leader in Internet gaming software, continued its expansion into Asia with an agreement to take a substantial minority interest in South Korea’s Mobilebus Inc., one of Asia’s fastest-growing mobile and PC game developers and publishers. CryptoLogic will have representation on the Mobilebus board of directors and the option to increase its ownership to a majority position in the future. The deal is expected to close within 30 days.

The strategic investment will enable CryptoLogic and Mobilebus to create new games and to develop and acquire new casual game portals for South Korea, one of the world’s most sophisticated gaming markets. Korea already boasts the world’s highest levels of Internet and mobile phone penetration and is considered by many experts to be the trendsetter for gaming in Asia. Many Chinese and North American publishers source content and technology from Korea. This investment reaffirms CryptoLogic’s positioning as a global leader in game development.

“Today marks another key milestone in CryptoLogic’s global diversification and expansion, and another key step into the lucrative Asian market,” said Brian Hadfield, CryptoLogic’s President and CEO. “Asia is critical to CryptoLogic’s ‘follow the sun’ approach to business: it’s about having development going around the clock, around the world. As an experienced game developer in a gaming-friendly market, Mobilebus will help bring players a uniquely Korean entertainment experience.”

The new portals will offer traditional Korean card and arcade games, as well as a suite of poker games including 7 Poker, High-Low and Texas Hold’em. The subscription-based games will feature avatars and cyber-cash systems, a popular and widely accepted means of payment on Asian sites. Additional revenue will be generated from in-game advertising and sponsorship.

“CryptoLogic’s track record of integrity, innovation and performance will help Mobilebus take its business to new heights and open up new avenues for growth,” said John Lee, CEO of Mobilebus Inc. “Together, our companies are poised to make an impact in this highly profitable market.”

Government sources estimate that the Korean market for online and mobile card games exceeds $1 billion, with the casual card game segment growing at 24% per annum. This growth could occur even faster as Korea, like neighbouring Japan and Taiwan, considers allowing land-based gaming for the first time. Koreans, Japanese and Taiwanese are already some of the world’s highest spenders on online gaming sites, and land-based gaming typically drives up online gaming spending over time.

For CryptoLogic, today’s announcement represents the latest in a series of strategic moves to target the Asian market. The company’s other investments include significant stakes in 568 Network Inc., Mikoishi Studios and Mahjong Time.

TEL 353 (0) 1 631 9000    FAX 353 (0) 1 631 9001

ALEXANDRA HOUSE, THE SWEEPSTAKES, BALLSBRIDGE, DUBLIN 4, IRELAND

“As CryptoLogic continues to build its base in Asia, it’s critical that we partner with growth-oriented developers who combine deep skills in Web 2.0 and 3G mobile technologies with strong relationships in the entertainment and gaming space,” said Shailesh Naik, Managing Director of CryptoLogic Asia-Pacific. “In every market we enter, that’s our primary goal – and in Mobilebus we have found another ideal partner.”

About CryptoLogic® (www.cryptologic.com)

Focused on integrity and innovation, CryptoLogic Limited is a world-leading, blue-chip public developer and supplier of Internet gaming software. Its leadership in regulatory compliance makes it one of the very few companies with gaming software that has been certified to strict standards similar to land-based gaming.

WagerLogic Limited, a subsidiary of CryptoLogic, licenses CryptoLogic software and services to customers who offer their games around the world to non-U.S. based players. For information on WagerLogic®, visit www.wagerlogic.com. CryptoLogic’s common shares trade on the Toronto Stock Exchange (CRY, CXY), the NASDAQ Global Select Market (CRYP) and the Main Market of the London Stock Exchange (CRP).

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For more information, please contact:

CryptoLogic, 35316641682	Argyle Communications, (416) 968-7311 (North American and gaming industry media)
Stephen Taylor, Chief Financial Officer	Daniel Tisch, ext 223 dtisch@argylecommunications.com
Karen Passmore, ext 228 kpassmore@argylecommunications.com
Corfin Communications (UK media only)
Neil Thapar, +44 207 977 0020
William Cullum, +44 207 977 0020
Harry Chathli, +44 207 979 0020

CRYPTOLOGIC FORWARD LOOKING STATEMENT DISCLAIMER:

Statements in this press release which are not historical are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that all forward-looking statements involve risks and uncertainties including, without limitation, risks associated with the company’s financial condition and prospects, legal risks associated with Internet gaming and risks of governmental legislation and regulation, risks associated with market acceptance and technological changes, risks associated with dependence on licensees and key licensees, risks relating to international operations, risks associated with competition and other risks detailed in the company’s filings with securities regulatory authorities. These risks may cause results to differ materially from those projected in the forward-looking statements.